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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549



                           SCHEDULE 13G



            Under the Securities Exchange Act of 1934


              LIFESMART NUTRITION TECHNOLOGIES, INC.
             _______________________________________
                         (Name of Issuer)


                           Common Stock
                   ____________________________
                  (Title of Class of Securities)


                           53221B 10 7
                          ______________
                          (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

             / /  Rule 13d-1(b)
             /X/  Rule 13d-1(c)
             / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 904622 10 7                                        Page 2 of 4 Pages
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                               13G


1.    NAME OF REPORTING PERSON
      S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

      Raymond J. Woolston

_____________________________________________________________________________

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                            (a) \  \
                                            (b) \  \

_____________________________________________________________________________

3.    SEC USE ONLY



_____________________________________________________________________________

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States


_____________________________________________________________________________

NUMBER OF      5.    SOLE VOTING POWER                1,000,000
SHARES
BENEFICIALLY   6.    SHARED VOTING POWER                      0
OWNED BY
EACH           7.    SOLE DISPOSITIVE POWER           1,000,000
REPORTING
PERSON         8.    SHARED DISPOSITIVE POWER                 0
WITH
_____________________________________________________________________________

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,000,000


_____________________________________________________________________________

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES*   \  \


_____________________________________________________________________________

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       7.4%

_____________________________________________________________________________

12.   TYPE OF REPORTING PERSON*

      IN

_____________________________________________________________________________

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                           SCHEDULE 13G

Item 1.

        (a)    LifeSmart Nutrition Technologies, Inc.

        (b)    8 East Broadway, Suite 200
               Salt Lake City, Utah 84111

Item 2.

        (a)    Raymond J. Woolston

        (b)    8 East Broadway, Suite 200
               Salt Lake City, Utah 84111

        (c)    United States

        (d)    Common Stock, $0.001 Par Value Per Share

        (e)    53221B 10 7

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), check whether the person filing is a:

        Not Applicable.

Item 4. Ownership.

        As of February 15, 2002, Raymond J. Woolston holds options to acquire up to 1,000,000 shares of the common stock of LifeSmart Nutrition Technologies, Inc. which are immediately exercisable until January 25, 2012. As such, he is the beneficial owner of all 1,000,000 shares. Mr. Woolston has sole voting power and dispositive power over the 1,000,000 shares subject to the options, if and when the options are ever exercised.

        (a)   1,000,000

        (b)   7.4%

        (c)   Number of shares as to which filing person has:

              (i)   Sole power to vote or direct the vote - 1,000,000

              (ii)  Shared power to vote or direct the vote - 0

              (iii) Sole power to dispose or direct the disposition of -
                    1,000,000

              (iv)  Shared power to dispose or direct the disposition of - 0


Item 5. Ownership of Five Percent or Less of a Class.

        Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

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Item 7. Identification and Classification of the Subsidiary Which Acquired the
        Security Being Reported by the Parent Holding Company.

        Not applicable.

Item 8. Identification and Classification of Members of the Group.

        Not applicable.

Item 9. Notice of Dissolution of Group.

        Not applicable.

Item 10. Certifications

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     February 26, 2002
                                                 ----------------------------
                                                           Date


                                                 /s/ Raymond J. Woolston
                                                -----------------------------
                                                         Signature


                                                    Raymond J. Woolston
                                                -----------------------------
                                                         Name/Title